UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mesa Offshore Trust
(Name of Issuer)
Units of beneficial interest
(Title of Class of Securities)
590650107
(CUSIP Number)
August 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

13d-1(b)

☐Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	590650107

1	NAMES OF REPORTING PERSONS Singley Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)☐
	(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		14,255,101

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,255,101

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,255,101

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	590650107

1	NAMES OF REPORTING PERSONS Singley Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)☐
	(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		45,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,255,101

WITH:	8	SHARED DISPOSITIVE POWER

		210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,510,101

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	20.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IA

CUSIP No.	590650107

1	NAMES OF REPORTING PERSONS Singley Capital GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)☐
	(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		14,255,101

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,255,101

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	590650107

1	NAMES OF REPORTING PERSONS Christopher Singley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)☐
	(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		14,255,101

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,255,101

WITH:	8	SHARED DISPOSITIVE POWER

		210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,510,101

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	20.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	590650107
SCHEDULE 13G
This Schedule 13G (this "Schedule 13G") relates to Units of Beneficial Interest ("Units") of Mesa Offshore Trust, a Texas trust (the "Issuer"), and is being filed on behalf of Singley Capital Partners, L.P. ("SCP"), a Delaware limited partnership, Singley Capital Management, Inc. ("SCM"), a Texas corporation, as the investment manager to SCP, Singley Capital GP, Inc. ("SCGP"), a Delaware corporation, as the general partner of SCP, and Christopher Singley, the president of SCM and SCGP.

Item1(a)	Name of Issuer.

Mesa Offshore Trust

Item1(b)	Address of Issuer's Principal Executive Offices.

JPMorgan Chase Bank, N.A., Trustee Institutional Trust Services 919 Congress Avenue Austin, Texas 78701

Item2(a)	Name of Person Filing.

Singley Capital Partners, L.P. ("SCP"), Singley Capital Management, Inc. ("SCM"), Singley Capital GP, Inc. ("SCGP"), and Christopher Singley.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

14781 Memorial Drive, Suite 2081 Houston, Texas 77079

Item 2(c)	Citizenship or Place of Organization.

SCP is a Delaware limited partnership. SCM is a Texas corporation. SCGP is a Delaware corporation. Mr. Singley is a United States citizen.

Item2(d)	Title of Class of Securities.

Units of Beneficial Interest (the "Units").

Item 2(e)	CUSIP Number.

590650107

CUSIP No.	590650107

Item 3	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
SCP owns 14,255,101 Units.  Because SCGP, as SCP's general partner, has sole voting power over SCP's security holdings, and SCM, as SCP's invesment manager, has sole power over the investment of SCP's security holdings, each of SCGP and SCM may be deemed to have beneficial ownership of the Units owned of record by SCP.   SCGP thus may be deemed to have beneficial ownership of 14,255,101 Units.

Additionally, SCM owns 45,000 Units for its own account, and shares investment power over another 210,00 Units owned by other investment advisory clients of SCM.  SCM thus may be deemed to have benfeficial ownership of a total of 14,510,101 Units.  Because Mr. Singley controls all voting and investment decisions of SCM and SCGP, he may be deemed to have beneficial ownership of 14,510,101 Units.

(b)
Each of SCP and SCGP may be deemed to have beneficial ownership of 19.8% of the Issuer's outstanding Units.

Each of SCM and Mr. Singley may be deemed to have beneficial ownership of 20.2% of the Issuer's outstanding Units.

These percentages were calculated based on 71,980,216 Units outstanding as of August 14, 2010, as reported in the Issuer's most recent Form10-Q filed with the Securities and Exchange Commission on August 16, 2010.

(c)
With respect to the 14,255,101 Units held by SCP, Mr. Singley has the sole power to vote and dispose or direct the disposition of such Units.

With respect to the 45,000 Units held by SCM for its own account, Mr. Singley has the sole power to vote and dispose or direct the disposition of such Units.

With respect to the 210,000 Units held by other investment advisory clients of SCM, Mr. Singley shares power to dispose or direct the disposition of such Units, but has no power to vote them.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

CUSIP No.	590650107

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item8	Identification and Classification of Members of the Group.

Inapplicable.

Item9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

CUSIP No.	590650107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2010

Singley Capital Partners, LP
By:	Singley Capital GP, Inc., its general partner

By:	/s/ Christopher Singley
	Name:	Christopher Singley
	Title:	President

Singley Capital Management, Inc.
By:	/s/ Christopher Singley
	Name:	Christopher Singley
	Title:	President

Singley Capital GP, Inc.
By:	/s/ Christopher Singley
	Name:	Christopher Singley
	Title:	Manager

/s/ Christopher Singley
Christopher Singley